Keith E. Gottfried

Direct Dial: 202.627.0256

E-mail: Keith.Gottfried@gottfriedadvisory.com

May 9, 2022

VIA EDGAR AS CORRESP

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Christina Chalk, Esq.

Re:	CATALYST BIOSCIENCES, INC. PREC14A filed April 28, 2022 Filed by JDS1, LLC et al. SEC File No. 0-51173

Ladies and Gentlemen:

On behalf of JD1, LLC, a Delaware limited liability company (“JDS1”), we are responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) contained in its letter dated May 4, 2022 (the “Comment Letter”), relating to the Preliminary Proxy Statement referenced above (the “Preliminary Proxy Statement”). JDS1 is also filing Amendment No. 1 to its Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) with this response letter using EDGAR tag PRRN14A.

Set forth below are JDS1’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Gottfried Legal Advisory PLLC by JDS1. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter. Defined terms used but not defined herein have the meanings ascribed thereto in the Revised Preliminary Proxy Statement. On behalf of JDS1, we advise you as follows:

PREC14A filed April 28, 2022

Cover Page

1.	Please update the cover page and disclosure throughout the proxy statement, where applicable, to reflect the developments concerning the date of the shareholders meeting and the record date for that meeting that are described in Amendment 11 to the Schedule 13D filed by the participants on May 2, 2022.

Response: JDS1 has removed from the Revised Preliminary Proxy Statement the previously inserted dates for the Annual Meeting and the associated record date. JDS1 is currently unaware whether the Company has set a date for the Annual Meeting or the associated record date.

United States Securities and Exchange Commission

May 9, 2022

2.	On the first page of the proxy statement, state the approximate date on which the proxy statement and form of proxy are being delivered to shareholders. See Item 1(b) of Schedule 14A.

Response: The following sentence, previously included elsewhere in the Preliminary Proxy Statement, has been moved to the first page of the Revised Preliminary Proxy Statement:

“The attached Proxy Statement and the enclosed GOLD proxy card are first being mailed to stockholders on or about [●], 2022.”

Reasons for the Solicitation, page 19

3.	Describe in detail the participants' plans for the Company if your three nominees are elected to the Board. Please be as specific as possible about the actions they will take or for which they will advocate.

Response: JDS1 has added new disclosure on page 20 of the Revised Preliminary Proxy Statement discussing what the participants would seek to accomplish if JDS1’s three director nominees are elected to the Board.

Proposal No. 1 - Election of Directors, page 26

4.	In providing information about each nominee's employment for the last five years, clarify how long Ms. Shelly C. Lombard has been employed as a consultant at Shelly Lombard, LLC.

Response: JDS1 has revised the first sentence of Ms. Lombard’s bio on page 28 of the Revised Preliminary Proxy Statement to read as follows:

“Shelly C. Lombard, Age 62, is currently self-employed as an independent consultant at Shelly Lombard LLC and Ms. Lombard has served in such role since February 2014.”

Declassification of the Board, page 37

5.	Discuss all potential effects of the proposed declassification of the Board of Directors, including that it may make it easier for a dissident to gain control of the majority of Board seats in a single election.

Response: JDS1 has included the following additional disclosure on page 39 of the Revised Preliminary Proxy Statement:

“We also recognize that, if the Board was to take the steps necessary to declassify itself, stockholders would have the ability to replace the entire membership of the Board at one annual meeting, making it easier for a third party to acquire control of the Company without the approval of the Board. In addition, pursuant to Section 141(k) of the DGCL and Delaware Court decisions interpreting such statutory provision (e.g., Frechter v. Zier, C.A. No. 12038-VCG (Del. Ch. Jan. 24, 2017)), once the Board is declassified, the Company’s stockholders would also have the ability to remove annually elected directors without cause by a vote of a majority of the outstanding shares entitled to vote in the election of directors notwithstanding the provisions in the Bylaws to the contrary requiring a supermajority vote.”

United States Securities and Exchange Commission

May 9, 2022

General

Please provide the disclosure required by Item 23 of Schedule 14A.

Response: JDS has included the following disclosure on page 46 of the Revised Preliminary Proxy Statement:

“Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Kingsdale, at the following address: 745 Fifth Avenue, 5th Floor, New York, NY 10151, or call Kingsdale, in North America, toll-free at 1-888-302-5677 and, outside North America, call collect at 416-867-2272. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.”

* * * * * *

If the Staff has any questions or comments regarding the foregoing, please telephone the undersigned, Keith E. Gottfried of Gottfried Legal Advisory PLLC, which is serving as counsel to JDS1, by telephone at (202) 627-0256 or by email at keith.gottfried@gottfriedadvisory.com.

Sincerely,

/s/ Keith E. Gottfried

Keith E. Gottfried

cc:	Julian D. Singer (Managing Member – JDS1, LLC)